                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ---------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 2)

                             RF Micro Devices, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   749941 10 0
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                                 (CUSIP Number)


                               William B. Lawrence
                                    TRW Inc.
                             1900 Richmond Road, 3E
                              Cleveland, Ohio 44124
                                 (216) 291-7230
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 1998
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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                                       13D

CUSIP NO. 749941 10 0                                          Page 2 of 4 Pages

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         TRW Inc. ("TRW"), I.D. #34-0575430

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ___
                                                                      (b) ___

   3     SEC USE ONLY

   4     SOURCE OF FUNDS

         WC, OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   ____

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF SHARES       7     SOLE VOTING POWER                       5,621,487
                                                                 ---------------
BENEFICIALLY OWNED     8     SHARED VOTING POWER
                                                                 ---------------
BY EACH REPORTING      9     SOLE DISPOSITIVE POWER                  5,621,487
                                                                 ---------------
PERSON WITH            10    SHARED DISPOSITIVE POWER
                                                                 ---------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,621,487

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES   _________

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.7 percent

  14     TYPE OF REPORTING PERSON

         CO


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                                  SCHEDULE 13D

This Amendment No. 2 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998 (collectively, the "Schedule 13D") pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation. This statement is being filed to reflect the exercise on September 14, 1998 of Warrant No. 4 issued by RF Micro Devices, Inc. on June 6, 1996 (the "TRW Warrant"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is amended by adding the following to the disclosure contained therein:

         TRW exercised the TRW Warrant on September 14, 1998. Pursuant to the terms of the TRW Warrant, TRW acquired 1,000,000 shares of Common Stock at a purchase price of $10 per share for an aggregate purchase price of $10 million in cash. The funds for such purchase were generated from the issuance of commercial paper.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is amended in its entirety by the following:

         (a) TRW beneficially owns 5,621,487 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 32.7 percent of the 17,170,528 shares of Common Stock outstanding as of September 14, 1998. The directors and executive officers of TRW disclaim beneficial ownership of these shares.

         (b) TRW has sole voting and dispositive power with respect to 5,621,487 shares.

         (c) Except for the exercise of the TRW Warrant as described in Item 3 above, no transactions have been effected in the Common Stock of RFMD by TRW or, to the best knowledge of TRW, by its directors and executive officers within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is amended by the deletion of the first paragraph thereof.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 1998

                                      TRW INC.

                                       By:  /s/ William B. Lawrence
                                            ----------------------------------
                                            William B. Lawrence
                                            Executive Vice President,
                                            General Counsel and Secretary










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